ALMONTY

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Notice of Availability of Proxy Materials for ALMONTY INDUSTRIES INC. Annual General Meeting

Meeting Date and Location:

When: June 9, 2026
10:00 a.m. (Toronto Time)

Where: Norton Rose Fulbright Canada LLP,
222 Bay Street, Suite 3000, Toronto, ON

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You are receiving this notice to advise that the proxy materials for the above noted securityholders' meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the Management Information Circular and other proxy materials before voting.

The Management Information Circular and other relevant materials are available at:

https://almonty.com/investors/agm/

OR

www.sedarplus.ca

How to Obtain Paper Copies of the Proxy Materials

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Securityholders may request to receive paper copies of the current meeting materials by mail at no cost. Requests for paper copies may be made using your Control Number as it appears on your enclosed Voting Instruction Form or Proxy. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than 5:00 p.m. (Toronto time) on May 26, 2026. If you do request the current materials, please note that another Voting Instruction Form/Proxy will not be sent; please retain your current one for voting purposes.

For Holders with a 15 digit Control Number:

Request materials by calling Toll Free, within North America - 1-866-962-0498 or direct, from Outside of North America - (514) 982-8716 and entering your control number as indicated on your Voting Instruction Form or Proxy.

For Holders with a 16 digit Control Number:

Request materials by calling Toll Free, within North America - 1-877-907-7643 or direct, from Outside of North America - 1-303-562-9305 and entering your control number as indicated on your Voting Instruction Form.

Securityholder Meeting Notice

The resolutions to be voted on at the meeting are listed below along with the Sections within the Management Information Circular where disclosure regarding the matter can be found.

Number of Directors – *Number of Directors*

Election of Directors – *Election of Directors*

Appointment of Auditors – *Appointment of Auditors*

Notice-and-access: Notice-and-access is a set of rules for reducing the volume of materials that must be physically mailed to shareholders by allowing issuers to post the Management Information Circular and additional materials online. Materials may be delivered electronically to shareholders. Please call Computershare toll free at 1-866-964-0492 if you have any questions about notice-and-access.

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Circular: The Management Information Circular, audited financial statements, management's discussion and analysis and additional materials are available under Almonty Industries Inc.'s profile on SEDAR+ at www.sedarplus.ca and on Almonty Industries Inc.'s website at https://almonty.com/investors/agm/. Shareholders are reminded to review these online materials before voting.

Shareholders are reminded to review these online materials before voting.

Shareholders may obtain paper copies from Computershare (as described on page 1).

A request for paper copies should be sent so that it is received by Computershare by 5:00 p.m. PST on May 26, 2026 in order to allow sufficient time for the shareholder to receive the paper copy and return the proxy by its due date.

Voting

PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote using the methods reflected on your enclosed Voting Instruction Form or Proxy.

PLEASE REVIEW THE MANAGEMENT INFORMATION CIRCULAR PRIOR TO VOTING

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Annual Financial statement delivery
• Financial statements and management's discussion and analysis are included in this mailing to all registered holders or shareholders who elected to receive them. A Modern Slavery Report is being mailed to all shareholders. If you're a beneficial holder and wish to receive these documents, you may register online to receive these documents by mail at www.computershare.com/mailinglist